Exhibit 99.9

Consent of Jeffrey Volk

I consent to the inclusion in this annual report on Form 40-F of AuRico Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with the following reports and documents, included in the 2012 Annual Information Form of AuRico Gold Inc., dated April 1, 2013 (the “AIF”):

Sections 6, 7, 8, 9, 10, 11, 13 and 23 of the NI 43-101 Technical Report for the Kemess Underground Project, British Columbia, Canada

Dec 31st, 2012, Young-Davidson Resources

Dec 31st, 2012, Kemess Underground Resources

Dec 31st, 2012, Orion Resource

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-177638, File No. 333-175079 and File No. 333-173458 ) and in the Registration Statement on Form F-10 (File No. 333-177404) of the references to my name and the above-mentioned information in the AIF.

Dated this 1st day of April, 2013.

/s/ Jeffrey Volk
By: Jeffrey Volk, FAusIMM, CPG
Title: Director, Reserves and Resources
Company: AuRico Gold Inc.